SEC
Mail Processing
Section
NOV 25 2013
Washington DC
404

OD
1/10/13

SECI 13026419 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42071

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/12 (MM/DD/YY) AND ENDING 09/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Raymond James (USA) Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 925 West Georgia Street
(No. and Street)

Vancouver, BC, Canada V6C 3L2
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

777 Dunsmuir Street, PO Box 10426 Pacific Centre Vancouver, BC V7Y 1K3
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PD
1/10/13

HW
1/10/13

OATH OR AFFIRMATION

I, Sandra Richard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Raymond James (USA) Ltd., as of September 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

~~RAJ001023 - IRA FBO LJ Eiben~~
1RJ003939 LJ Eiben Custodian FBO Maxx J Eiben
~~1RJ004614 LJ Eiben Custodian FBO Lauren Dolynski UGMA~~
1RJ004606 LJ Eiben Custodian FBO Colin Dolynski UGMA

Signature

CFO
Title

Notary Public
Alan Wong
Raymond James Ltd.
Legal Counsel

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **9/30/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

042071 FINRA SEP
RAYMOND JAMES (USA) LTD
925 WEST GEORGIA ST-2100
VANCOUVER BC V6C 3L2
CANADA

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 19,502.33

B. Less payment made with SIPC-6 filed (**exclude interest**) (9,868.61)

____
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 9,634.22

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 9,634.22

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 9,634.22

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Raymond James (USA) Ltd
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 14 day of November, 20 13.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/1/2012 and ending 9/30/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,203,817
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 2,685	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	2,685
Total deductions	2,685
2d. SIPC Net Operating Revenues	$ 7,201,132
2e. General Assessment @ .0025	$ 19,502.83 (to page 1, line 2.A.)

KPMG LLP
Chartered Accountants
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Fax (604) 691-3031
Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL PURSUANT TO RULE 17A-5

To the Directors of Raymond James (USA) Ltd.

In planning and performing our audit of the financial statements of Raymond James (USA) Ltd. (the Company), as of and for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chartered Accountants

November 21, 2013

Vancouver, Canada

KPMG LLP
Chartered Accountants
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Fax (604) 691-3031
Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES PURSUANT TO SEC RULE 17A-5(E)(4)

The Board of Directors Raymond James (USA) Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for from the year ended September 30, 2013, which were agreed to by Raymond James (USA) Ltd. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively the Specified Parties of the report), solely to assist you and the Specified Parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the Specified Parties. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with a copy of the checks noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2013 as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2013 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with the General Ledger or other supporting schedules, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in Form X-17A-5, the General Ledger, or related schedules supporting the adjustments; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Specified Parties and is not intended to be and should not be used by anyone other than these Specified Parties.

KPMG LLP

Chartered Accountants

November 21, 2013

Vancouver, Canada

Financial Statements and Schedules
(Expressed in United States dollars)

RAYMOND JAMES (USA) LTD.

Year ended September 30, 2013

KPMG LLP
Chartered Accountants
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Fax (604) 691-3031
Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statements of financial condition of Raymond James (USA) Ltd. as at September 30, 2013 and the related statements of operations and comprehensive income, changes in stockholder's equity and cash flows for the years then ended respectively, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at September 30, 2013 and the results of its operations and comprehensive income, the changes in its stockholder's equity and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Chartered Accountants

November 21, 2013

Vancouver, Canada

RAYMOND JAMES (USA) LTD.

Statements of Financial Condition
(Expressed in United States dollars)

September 30, 2013 with comparative information for 2012

	2013	2012
Assets		
Cash and cash equivalents	$ 5,140,050	$ 4,526,406
Deposits in compliance with reserve requirements (note 3)	3,025,974	3,024,094
Client and broker receivables (note 5)	10,910,910	8,787,788
Other assets	309,034	878,776
	$ 19,385,968	$ 17,217,064
Liabilities and Stockholder's Equity		
Client and broker payables (note 5)	$ 10,880,809	$ 8,738,516
Due to related party (note 5)	11,399	110,744
Other accounts payable	86,054	142,024
	10,978,262	8,991,284
Stockholder's equity:		
Capital stock (note 4)	1,045,000	1,045,000
Retained earnings	7,362,706	7,180,780
	8,407,706	8,225,780
	$ 19,385,968	$ 17,217,064

See accompanying notes to financial statements.

RAYMOND JAMES (USA) LTD.

Statements of Operations and Comprehensive Income
(Expressed in United States dollars)

Year ended September 30, 2013 with comparative information for 2012

	2013	2012
Revenue:		
Commission income (note 5)	$ 7,819,718	$ 8,568,921
Interest income	12,275	7,923
	7,831,993	8,576,844
Expenses (note 5):		
Commission expense	3,947,304	4,277,062
Employee compensation and benefits	1,314,298	1,136,121
Communication and information processing	999,102	1,265,636
Occupancy and equipment	476,102	498,052
Business development	409,387	624,031
Other	223,220	212,964
Foreign exchange loss	28,249	18,585
Interest	2,685	399
Clearance and floor brokerage	1,503	181,351
	7,401,850	8,214,201
Earnings before income taxes	430,143	362,643
Income taxes expense (recovery) (note 6)	248,217	(32,021)
Net earnings and comprehensive income	$ 181,926	$ 394,664

See accompanying notes to financial statements.

Statements of Changes in Stockholder's Equity
(Expressed in United States dollars)

Year ended September 30, 2013 with comparative information for 2012

	Common shares	Retained earnings	Total
Balance, September 30, 2011	$ 1,045,000	$ 6,786,116	$ 7,831,116
Net earnings	-	394,664	394,664
Balance, September 30, 2012	1,045,000	7,180,780	8,225,780
Net earnings	-	181,926	181,926
Balance, September 30, 2013	$ 1,045,000	$ 7,362,706	$ 8,407,706

See accompanying notes to financial statements.

RAYMOND JAMES (USA) LTD.

Statements of Cash Flows
(Expressed in United States dollars)

Year ended September 30, 2013 with comparative information for 2012

	2013	2012
Cash provided by (used in):		
Operations:		
Net earnings	$ 181,926	$ 394,664
Change in non-cash operating working capital (note 8)	431,718	(1,089,951)
Increase (decrease) in cash and cash equivalents	613,644	(695,287)
Cash and cash equivalents, beginning of year	4,526,406	5,221,693
Cash and cash equivalents, end of year	$ 5,140,050	$ 4,526,406
Cash and cash equivalents consist of:		
Cash	$ 4,762,092	$ 4,148,637
Term deposits	377,958	377,769
	$ 5,140,050	$ 4,526,406

Supplemental cash flow information (note 8)

See accompanying notes to financial statements.

1. Operations:

Raymond James (USA) Ltd. (the Company) is incorporated under the Canada Business Corporations Act. The Company was previously incorporated under the laws of the State of New York, United States of America, then merged with a newly incorporated Arizona company for purposes of continuance as an existing corporation under the Canada Business Corporations Act on September 15, 2006. The Company is registered as a broker in the United States of America and is a wholly owned subsidiary of Raymond James Ltd., a Canadian registered investment dealer and member of Investment Industry Regulatory Organization of Canada (IIROC), Canadian Investor Protection Fund, the Toronto Stock Exchange, TSX Venture Exchange, and the Montreal Exchange.

The Company is a broker-dealer registered with the United States Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA), and Securities Investor Protection Corporation.

2. Significant accounting policies:

(a) Financial statement presentation:

The financial statements are presented in accordance with accounting principles generally accepted in United States of America.

(b) Securities transactions:

The Company records its agency securities transactions on a trade date basis.

(c) Income taxes:

The Company follows the asset and liability method in accounting for income taxes which requires the recording of deferred assets and liabilities to recognize the expected future tax consequences of events that have been reflected in the Company's financial statements or tax returns and the adjustment of deferred tax balances to reflect tax rate changes. As at September 30, 2013 and 2012, the Company's tax basis in its assets and liabilities was equal to its financial statement basis amounts for such assets and liabilities.

(d) Cash and cash equivalents:

Cash equivalents are investments that mature in 90 days or less, when acquired, and are readily convertible into known amounts of cash.

(e) Financial instruments:

The fair value of cash and cash equivalents, deposits in compliance with reserve requirements, clients and broker receivables, due from related party, client and broker payables and other accounts payable approximate their fair value due to the short-term maturities of these instruments.

(Expressed in United States dollars)

2. Significant accounting policies (continued):

(f) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

3. Deposits in compliance with reserve requirements:

The deposit of $3,025,974 cash at September 30, 2013 (2012 - $3,024,094) is held in compliance with reserve requirements. The minimum amount (which fluctuates) required to be held on deposit under the reserve computation is $711 (2012 - $88,257), and is restricted.

4. Capital stock:

	2013	2012
Authorized:		
200 voting common shares without par value		
Issued:		
200 common shares (2012 - 200)	$ 1,045,000	$ 1,045,000

5. Related party transactions:

Pursuant to an agreement dated March 1, 2008, between the Company and its parent Raymond James Ltd. (RJL), all securities and cash settlements with institutional clients, accounting, record keeping and regulatory processing and reporting services are provided to the Company by RJL. In consideration for these services, RJL receives 50% of all gross commissions and other fees earned with respect to trades conducted for institutional clients of Raymond James (USA) Ltd. In addition, Raymond James (USA) Ltd. is responsible for all direct expenses and is allocated operating expenses from RJL based on proportionate use. Fees are reviewed annually for reasonableness and consistent application.

During the year ended September 30, 2013, commissions and operating costs of $7,373,601 (2012 - $8,195,616) were paid to RJL. As at September 30, 2013, the Company has $11,399 (2012 - $110,744) payable to RJL. In addition, clients and brokers receivable include amounts due from RJL of nil (2012 - $3,439,898) and clients and brokers payable include amounts due to RJL of $7,843,513 (2012 - $1,251,334).

6. Income taxes:

The total provision for income taxes in the statement of operations and comprehensive income is at a rate different than the combined federal and provincial statutory income tax rate for the following reasons:

	2013	2012
Income before taxes	$ 430,143	$ 362,643
Combined federal and provincial statutory income tax rate	26.30%	26.60%
Increase (decrease) in rate due to:		
Meals and entertainment	3.02	4.97
Foreign exchange translation gains (losses)[1]	25.44	(39.62)
Other	2.95	(0.75)
Effective income tax rate	57.71%	(8.80)%
Income tax expense (recovery)	$ 248,217	$ (32,021)

[1] Raymond James (USA) Ltd. pays income taxes in Canada based on its taxable income calculated in Canadian dollars.

7. Net capital requirement:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule which requires that the minimum net capital shall be the greater of $250,000 or 2% aggregate debit items pursuant to Rule 15c3-3. At September 30, 2013, the Company had net capital pursuant to Rule 15c3-1 of $8,385,084 (2012 - $7,402,568) which was $8,135,084 (2012 - $7,152,568) in excess of its net capital requirement of $250,000.

(Expressed in United States dollars)

8. Supplemental cash flow information:

	2013	2012
Change in non-cash operating working capital:		
Deposits in compliance with reserve requirements	$ (1,880)	$ (1,471)
Client and brokers, net	19,171	85,020
Other assets	569,742	(863,291)
Due from related party	(99,345)	197,834
Other accounts payable	(55,970)	(508,043)
	$ 431,718	$ (1,089,951)
Supplementary information:		
Taxes paid	$ 318,416	$ 1,033,166

9. Liabilities subordinated to the claims of general creditors:

As at and during the years ended September 30, 2013 and 2012, the Company had no liabilities which were subordinated to the claims of general creditors.

10. Subsequent events:

Management has evaluated subsequent events through November 21, 2013, the date the statements were available to be issued. There were no subsequent events requiring adjustments to, or disclosures in, the statements.

RAYMOND JAMES (USA) LTD.

Computation of Net Capital Pursuant to SEC Rule 15c3-1 — Schedule 1

(Expressed in United States dollars)

Year ended September 30, 2013 with comparative information for 2012

	2013	2012
Total capital:		
Total ownership equity	$ 8,407,706	$ 8,225,780
Deductions:		
Non-allowable assets:		
Other deductions	22,622	823,212
Total deductions	22,622	823,212
Net capital	8,385,084	7,402,568
Minimum net capital required	250,000	250,000
Excess net capital	$ 8,135,084	$ 7,152,568

The 2013 computation does not differ materially from the regulatory computation filed on its Focus II.

RAYMOND JAMES (USA) LTD.

Computation for Determination of Reserve Requirements and Information Related to the Possession or Control Requirements Pursuant to SEC Rule 15c3-3 — Schedule 2

(Expressed in United States dollars)

Year ended September 30, 2013 with comparative information for 2012

As at September 30, 2013, the Company is subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934. Under Rule 15c3-3, the excess of total credits over total debits was $711 (2012 - $88,257). Therefore, the minimum reserve required under 15c3-3 as at September 30, 2013 is $711 (2012 - $88,257). As at September 30, 2013, the Company had $3,025,974 (2012 - $3,024,094) in cash on deposit in compliance with reserve requirements.

The above computation does not differ materially from the computation the Company filed on its Focus II.

As at September 30, 2013 the Company is subject to the possession or control requirements pursuant to SEC Rule 15c3-3. Under Rule 15c3-3 the Company did not have any security positions required to be in possession or control, or required to be in possession or control that had not been reduced to possession or control in the proper time frame.